February 28, 2008

Mr. Michael Fay
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Scholastic Corporation File No. 000-19860 Form 10-K: For the Fiscal Year Ended May 31, 2007 Form 10-Q: For the Quarterly Period Ended November 30, 2007

Dear Mr. Fay:

              We have received your letter dated February 14, 2008 regarding the above-referenced reports filed by Scholastic Corporation (“Scholastic” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 10-K” and “Form 10-Q”).

              We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by the Company’s response.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item 8: Consolidated Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 38

1.

We note that “Other accrued expenses” comprise approximately 34.7% and 22.5% of your “Total current liabilities” balance as of May 31, 2007 and May 31, 2006, respectively. In this regard, please i) tell us the amounts of any individually significant items that have been included within your “Other accrued expenses” balance and ii) if applicable, separately disclose in your balance sheet, or in a note thereto, any items/amounts that exceed 5% of your total current liabilities. Refer to Rule 5-02(20) of Regulation S-X for further guidance.

           With reference to Rule 5-02(20) of Regulation S-X, please be advised that there were two individually significant items included within our “Other accrued expenses” balance as of May 31, 2007: (i) accrued payroll and (ii) accrued payroll taxes and benefits balances as of May 31,

2007 were approximately 6.3% and 6.5% of total current liabilities, respectively. No other individual items exceeded 5% of total current liabilities as of May 31, 2007, and there were no individual items that exceeded the threshold as of May 31, 2006.

           The Company will include footnote disclosures for any such significant items in all future SEC filings, adhering to the requirements of Regulation S-X, Rule 5-02(20) in fiscal year filings and Rule 10-1 in interim period filings.

Consolidated Statements of Cash Flows, page 42

2.

Please explain to us your basis for presenting cash outflows for “royalty advances” as an investing activity. Such payments appear to be a form of compensation for services associated with generating revenue that should be presented as an operating activity.

           We believe that royalty advances represent productive assets, that is, assets held for or used in the production of goods by the enterprise. Activities of this nature are considered cash flows from investing activities based on the guidance in paragraph 15 of SFAS 95, Statement of Cash Flows. Additionally, paragraph 21 of SFAS 95 states that “cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” Royalty advances are classified on our balance sheets as a non-current asset and provide benefit to the Company of a long-term nature through the creation of a literary or other work for exploitation by the Company. The Company notes that historically the normal period of time between a royalty advance and the publication of the related work is approximately 9 months. Additionally, there is typically a period of time between the publication date and the final earn-down of the advance that is greater than one year. The cash outflow for royalty advances made during the fiscal year ended May 31, 2007 did not enter into the determination of net income for that period. Accordingly, we believe these advances should not be classified as an operating activity based on paragraphs 15 and 21 of SFAS 95. Royalties earned by authors after a literary or other work is published that are paid in excess of royalty advances are considered payments for services associated with generating revenue in a current period and, as such, are included in cash flows from operating activities.

Notes to Consolidated Financial Statements, page 43

Note 1. Summary of Significant Accounting Policies, page 43

Revenue Recognition, page 43

3.

Please explain to us your basis for recognizing revenues associated with school-based book fairs on a ratable basis. In this regard, clarify whether the associated revenues are related to services you perform, the sales of product, or both. If both services are performed and products are sold at these book fairs, explain to us how you allocated revenues attributable to each.

           Revenues associated with school-based book fairs are related to sales of product. There is no service revenue associated with our school-based book fairs, which essentially involve providing product and fair-related materials to the school sponsor or operator of the fair. Book fairs are typically run by the schools over a five business day period. Sales of product occur throughout the fair. Shortly after a fair is completed, the Company receives the cash and the total revenue from the fair is known and recorded. At each reporting period-end, the Company records an entry to cut-off revenue for those fairs that have not been completed as of the period end based on the actual sales for the complete fair. In other words, if a fair is scheduled to run for five business days and at period end three days of the fair have been completed, an entry is recorded to defer the revenue for the remaining two days into the subsequent accounting period, based on a straight-line calculation of the full fair’s actual revenue. This is what we refer to as the ratable basis for recording revenue for book fairs in our Form 10-K; we use this ratable basis only for those fairs not completed by period-end.

Deferred Promotion Costs, page 44

4.

Please clarify for us, as well as in your disclosure, whether “incentive product costs” are classified as a reduction of revenues or as an expense, and how your treatment is in compliance with EITF 01-9. Additionally, explain to us how you account for the “bonus points” given to teachers who participate in book clubs, as disclosed on page 2.

           Incentive product costs incurred to acquire customers in the Company’s continuity and magazine businesses represents merchandise given to the customer at the point at which the customer signs up for the program. The merchandise consists of free initial book or magazine shipments, as well as any associated promotional items (such as tote bags). As described in paragraph 10 of EITF 01-9, “if the consideration consists of a “free” product or service (for example, a gift certificate from the vendor or a free airline ticket that will be honored by another, unrelated entity), or anything other than cash (including “credits” that the customer can apply against trade amounts owed to the vendor) or equity instruments (see Exhibit 01-9A, Example 11b), the Task Force reached a consensus that the cost of the consideration should be characterized as an expense (as opposed to a reduction in revenue) when recognized in the vendor’s income statement.” In accordance with EITF 01-9, the Company accounts for incentive product costs as an expense within cost of sales. The Company will clarify this accounting treatment in future filings.

           Similarly, in accordance with EITF 01-9, the Company accounts for the teachers’ bonus point program in the Company’s school-based book club business as an expense within selling, general and administrative expenses. In the absence of specific authoritative guidance, we apply by analogy the guidance in EITF 01-9 when accounting for the teachers’ bonus point program. The bonus points separately accrue with each classroom order and are redeemable by the teacher for free product for the classroom. We accrue the estimated costs of providing free goods to the teachers who are expected to redeem accumulated award credits. The bonus points are not exchangeable for cash or equity instruments. The Company records a liability for the estimated cost of the free products based on historical redemption data.

Form 10-Q: For the Quarterly Period Ended November 30, 2007

Notes to Condensed Consolidated Financial Statements, page 4

Note 12: Subsequent Event, page 14

5.

You disclose that you anticipate potentially significant non-cash write-downs within the DTH business. We note this business has a consistent history of losses, and it appears that you last recorded impairment charges related to this business in fiscal year 2005. In view of the preceding, explain to us the basis for the timing of the anticipated write- downs and why your impairment analyses with regard to this business have not indicated that it was necessary to record any impairment between fiscal year 2005 and your latest reporting period.

           The Company has previously recorded write-downs in connection with its direct-to-home continuities business, which were recorded in fiscal 2004 and fiscal 2005. These charges consisted primarily of write-downs of inventory from discontinued programs and prepaid promotion costs, as well as severance charges relating to staff reductions resulting from changes to the direct-to-home continuity business. These write-downs were primarily attributable to greater than anticipated challenges in the continuity business experienced by the Company, including the effects of the National Do Not Call Registry legislation, which became effective in October 2003.

           On December 20, 2007, the Company announced its intention to sell the direct-to-home portion of its continuity businesses located in the United States, the United Kingdom and Canada. Assets held for sale consist of portions of our Children’s Book Publishing and Distribution reporting unit and our International reporting unit. At that time, we also announced that we anticipate write-downs associated with these businesses due to the measurement requirements of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, specifically the requirement to measure the long-lived asset (disposal group) at the lower of its carrying amount or fair value less cost to sell.

           In addition, goodwill associated with the Company’s direct-to-home continuity business has been historically tested at the reporting unit level (the Children’s Book Publishing and Distribution and International segments) as required (which is discussed in our response to comment 6). The Company is not disposing of the entire reporting unit in either instance, but only a portion of the reporting unit. SFAS 142 provides guidance on the allocation of reporting unit goodwill. We believe that the requirement to allocate the goodwill, along with the requirement to test for impairment after the allocation, may result in write-downs.

           We also anticipate the possibility of write-downs relating to deferred promotion costs and fixed assets due to the fact that a potential buyer of the direct-to-home continuity business may not be interested in purchasing these assets. The deferred promotion costs have value to the Company based on sales occurring within the direct-to-home continuity business on a going-forward basis. Similarly, the fixed assets have value to the Company based on continuing operation of the direct-to-home business. These assets are now “held for sale” and the requirement to measure these assets at the lower of the carrying amount or fair value less cost to sell may result in potential write-downs. In the event that the business is sold and the buyer does not purchase the deferred promotion costs and fixed assets, these assets may be subject to write-down.

           In conclusion, we believe there are specific assets within the direct-to-home continuity business, specifically deferred promotion costs, fixed assets, and goodwill, which may now require write-down based on the fact that these assets are held for sale and included in discontinued operations.

Historically, these assets have been tested for impairment annually, if not more frequently, and we believe they have been stated fairly based on the requirements of generally accepted accounting principles.

6.

Furthermore, we note from Footnote 2 to your financial statements for the period ended May 31, 2007 that goodwill comprises $92.4 million of the asset balance ascribed to your DTH business. As DTH has experienced increasing losses during each of the last three years, and appears to qualify as a separate reporting unit, please tell us whether the goodwill ascribed to your DTH business has been tested for impairment independently, or whether your annual goodwill test has only been performed with regard to the total goodwill amount ascribed to your “Children’s Book Publishing and Distribution” segment. If goodwill for the DTH business was not tested independently, please explain to us your basis for not doing so. To the extent that the goodwill balance ascribed to DTH has been separately tested for impairment on an annual basis, please provide us with a detailed analysis of the assumptions used when performing your test. Refer to paragraphs 18, 30, and 31 of SFAS No. 142 for further guidance.

            In June 2000, the Company acquired Grolier Incorporated. After acquisition, the Company included the Grolier direct-to-home continuity business in its Children’s Book Publishing and Distribution segment based on the aggregation criteria of paragraph 17 of SFAS 131 and the additional guidance in EITF D-101. The Company received an SEC Comment Letter, dated October 2, 2001, in which the staff requested additional information regarding changes in bad debt experienced by the Company between fiscal 2000 and 2001. Due to the fact that the changes in bad debt were primarily attributable to the newly acquired Grolier direct-to-home continuity business, and as a response to the comment letter, after discussion with the Staff regarding whether such business should be reported as a separate segment or, in the alternative, including further information concerning this business under the Children’s Book Publishing and Distribution segment, the Company began separately disclosing additional specific financial information related to the direct-to-home continuity business within the Management’s Discussion and Analysis sections of its periodic reports. This additional disclosure for the direct-to-home continuity business has been included within the discussion of our Children’s Book Publishing and Distribution segment results since our Form 10-Q filing for the three month period ended August 31, 2001 and follows the format of our operating segment tables and discussions. However, as previously reviewed with the Staff in 2001, the direct-to-home continuity business does not constitute a separate reportable segment.

            The components of the Company’s Children’s Book Publishing and Distribution segment have historically been aggregated as a single reporting unit for goodwill testing purposes based on the aggregation criteria of paragraph 17 of SFAS 131 and the factors outlined in EITF D-101. The Company analyzed the long-term average gross margins of the components, as well as the nature of the products and services, the nature of the production processes, the type or class of customer for their products and services, and the methods used to distribute their products or provide their services.

            For each of the components of our Children’s Book Publishing and Distribution segment, the nature of the product is books and related educational materials. These books and materials are primarily purchased directly from publishers, or manufactured by the Company under licensing agreements. The customers for the products are primarily students, parents, or teachers.

The distribution method is a picking and packing operation conducted through a centralized warehouse system operated by the Company. In addition, the components of the segment have shared assets and resources, such as the centralized warehouse system, customer service operations, and the support of the corporate infrastructure. Although the Company has experienced declining profit margins in the direct-to-home business and these margins may no longer be comparable to the long-term average gross margins of the other components within the Children’s Book Publishing and Distribution segment, we believe that the other aggregation criteria of paragraph 17 of SFAS 131 have clearly been met. In addition, EITF D-101 states that not all of the aggregation criteria of SFAS 131 need to be met in order to aggregate. Accordingly, the Company determined that the direct-to-home continuity business should be included in the Children’s Publishing and Distribution goodwill test and was not required to be separately tested for impairment.

           As requested by your letter, Scholastic acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

           If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call me at 212-343-4483.

Very truly yours,

SCHOLASTIC CORPORATION

By:	/s/ Maureen O’Connell
Maureen O’Connell
Chief Financial Officer

CC:	Devereux Chatillon, Esq. General Counsel Scholastic Corporation